SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

                   For the fiscal year ended December 31, 2007

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934
     Commission file number 1-4347

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

         Rogers Employee Savings and Investment Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Rogers Corporation
         P.O. Box 188
         One Technology Drive
         Rogers, Connecticut 06263-0188

REQUIRED INFORMATION

Financial Statements
--------------------

The following Plan financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006 Statements of Changes in Net Assets Available for Benefits for each of the years ended December 31, 2007 and 2006 Notes to Financial Statements
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Exhibit
-------
Exhibit 23 - Consent of Independent Registered Public Accounting Firm

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.


                                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

                                   /s/ Dennis M. Loughran
                                   ---------------------------------------------
                                   Dennis M. Loughran
                                   Vice President, Finance and Chief Financial
                                   Officer



June 27, 2008

                          Audited Financial Statements

                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

                                December 31, 2007


                                TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm                        1
Statements of Net Assets Available for Benefits                                2
Statements of Changes in Net Assets Available for Benefits                     3
Notes to Financial Statements                                                  4
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                 8

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Rogers Employee Savings and Investment Plan Committee and Participants Rogers Corporation


We have audited the accompanying statements of net assets available for benefits of Rogers Employee Savings and Investment Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                               ERNST & YOUNG LLP


Boston, Massachusetts
June 27, 2008

                   Rogers Employee Savings and Investment Plan

                 Statements of Net Assets Available for Benefits

                                                          December 31,
                                                    2007                 2006
                                            ------------------------------------------
Assets:
Investments (Note C)                            $   81,609,865       $   86,268,464
Participant loans                                    1,439,330            1,542,770
                                            ------------------------------------------
Total Assets                                        83,049,195           87,811,234

Liabilities:
Return of excess participant deferrals                       -               95,980
                                            ------------------------------------------
                                            ------------------------------------------
Net assets available for benefits               $   83,049,195       $   87,715,254
                                            ==========================================

See notes to financial statements.

                   Rogers Employee Savings and Investment Plan

           Statements of Changes in Net Assets Available for Benefits



                                                                                             Year ended December 31,
                                                                                             2007                2006
                                                                                      ---------------------------------------
Additions:
Interest                                                                                    $   962,030         $   991,727
Net appreciation in fair value of investments (Note C)                                                -          13,112,650
                                                                                      ---------------------------------------
                                                                                                962,030          14,104,377
Contributions:
   Participant                                                                                5,356,489           4,704,884
   Employer                                                                                   1,255,869           1,122,218
   Rollovers                                                                                    660,898             228,112
                                                                                      ---------------------------------------
                                                                                              7,273,256           6,055,214
                                                                                      ---------------------------------------
Total additions                                                                               8,235,286          20,159,591
                                                                                      ---------------------------------------

Deductions:
Net depreciation in fair value of investments (Note C)                                        1,894,418                   -
Distributions to participants                                                                10,994,365           7,281,274
Administrative expenses                                                                          12,562              25,241
                                                                                      ---------------------------------------
Total deductions                                                                             12,901,345           7,306,515
                                                                                      ---------------------------------------
Net increase (decrease)                                                                      (4,666,059)         12,853,076

Net assets available for benefits:
   Beginning of year                                                                         87,715,254          74,862,178
                                                                                      ---------------------------------------
   End of year                                                                             $ 83,049,195        $ 87,715,254
                                                                                      =======================================

See notes to financial statements.

                          NOTES TO FINANCIAL STATEMENTS

                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

                     Years Ended December 31, 2007 and 2006


NOTE A - DESCRIPTION OF THE PLAN

The Rogers Employee Savings and Investment Plan (the Plan or RESIP) is a contributory defined contribution plan covering all regular U.S. employees who have completed at least one month of continuous service. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan's recordkeeper and custodian functions are performed by businesses controlled by or affiliated with Prudential Financial, Inc. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

Participants may contribute up to the lesser of $15,500 in 2007 and $15,000 in 2006 or their annual compensation less FICA taxes.

All participants, except those in collective bargaining units, are eligible to receive matching Rogers Corporation (the "Company") contributions. The Company may contribute any factor from 0% to 50% of each participant's contribution, as determined by the Board of Directors. The Company contributed 50% of the first 5% of each participant's annual compensation in 2007 and 2006. All contributions are participant directed.

Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 subject to certain IRS restrictions, or 50 percent of their vested account balance. Loan terms range from one month to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Each participant's account reflects the individual's pretax contribution, the Company's contribution (if applicable), an allocation of Plan earnings, and rollovers (if applicable). Total earnings by fund are allocated daily to individual accounts.

Participants are 100% vested in their contributions and to the extent a participant is not eligible for retirement he or she is vested as to the Company's contributions at 25% after two years of continuous service, increased by 25% for each additional year of continuous service up to 100%. Upon early retirement, normal retirement, total disability, as defined by the Plan, death, or ceasing to be an Employee of the Company and a participant in the Plan on or after December 1, 2002 as a result of becoming an employee of a joint venture in which the Company has at least 30% ownership, a participant is 100% vested as to the Company's contributions. Any nonvested participant who is terminated and not re-employed with the Company within five years of termination forfeits his or her interest in the nonvested portion of the Company's contributions. If re-employed within five years, the participant will recover his or her rights in this nonvested portion.

Forfeitures used to offset Company contributions and administrative expenses were $11,518 and $24,220 during 2007 and 2006, respectively. The forfeiture balance at December 31, 2007 and 2006 was $139,401 and $73,762, respectively.

A participant's tax-deferred contributions cannot be withdrawn prior to age 59-1/2 except for an immediate financial hardship, as defined by the Plan. Company contributions can be drawn upon after five years in the Plan and a participant can withdraw funds for any reason upon reaching age 59-1/2. Upon early retirement, normal retirement, total disability, as defined by the Plan, death, or any other termination of employment, a participant may receive the value of the vested portion of his or her total account offset by any outstanding Plan loans.

                          NOTES TO FINANCIAL STATEMENTS

                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN


NOTE A - DESCRIPTION OF THE PLAN (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.


NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are reported on the accrual basis.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). This standard clarifies the definition of fair value for financial reporting, establishes a framework and hierarchy for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan's financial statements.

Valuation of Investments

In December 2005, the FASB issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan's Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. Adoption of the FSP had no effect on the Statement of changes in Net Assets Available for Benefits for any period presented.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments in pooled separate accounts are stated at fair value based on the year end market value of each unit held, which is based upon the market value of the underlying assets of the funds less investment management fees and asset charges.

The Plan invests in Prudential's Guaranteed Income Fund which is comprised of certain fully benefit-responsive contracts. The Guaranteed Income Fund declares interest rates in advance for six-month periods. In determining the rate of interest to be guaranteed for the upcoming six-month period, Prudential considers the projected investment earnings, the current interest environment, its investment expense, and a profit and risk component for the six-month period. The fund does not have maturity dates or penalties for early withdrawals. The average crediting rate was 3.70% for January 1, 2007 through June 30, 2007 and

                          NOTES TO FINANCIAL STATEMENTS

                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN


NOTE B - SIGNIFICANT ACCOUNTING POLICIES (continued)

3.70% for July 1, 2007 through December 31, 2007. Contract value represents contributions made under the contract plus interest at the contract rate, less funds used to pay termination benefits, in-service withdrawals, and to pay for the insurance company's administrative expenses. The contract value of the Prudential Guaranteed Income Fund approximates the fair value.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses

The majority of the costs and expenses incurred in connection with the operation of the Plan have been borne by Rogers Corporation.


NOTE C - INVESTMENTS

The following presents investments that represent five percent or more of the Plan's net assets.

                                                                     December 31,
                                                               2007                 2006
                                                       ------------------------------------------
Fixed Income Funds
   Guaranteed Income Fund                                   $ 21,732,563          $ 25,219,534

Rogers Stock Fund
   Rogers Corporation Common Stock                            13,288,125            18,705,992

Pooled Separate Accounts
   International Equity/Julius Baer                            8,273,203             6,806,947
   Fidelity Equity-Income II Account                           6,746,308             7,630,809

During the years ended December 31, 2007 and 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                               2007                 2006
                                                       ------------------------------------------

Pooled Separate Accounts                                   $   3,293,307           $ 5,503,565
Rogers Corporation Common Stock                               (5,187,725)            7,609,085
                                                       ------------------------------------------
                                                            $ (1,894,418)      $    13,112,650
                                                       ==========================================


                          NOTES TO FINANCIAL STATEMENTS

                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN


NOTE D - TRANSACTIONS WITH PARTIES-IN-INTEREST

During the years ended December 31, 2007 and 2006, the Plan entered into the following transactions with parties-in-interest:

                                                             2007                             2006
                                                ----------------- -------------- ---------------- ---------------
                                                     Shares          Amount          Shares           Amount
                                                ----------------- -------------- ---------------- ---------------
Rogers Corporation:
Purchases of capital stock                            98,489.4611 $    4,283,570      74,959.8654 $     4,155,065
Sales of capital stock, at market value              108,346.3909      4,513,712     141,308.4049       8,048,242


NOTE E - RISKS AND UNCERTAINITES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.


NOTE F - INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 16, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

NOTE G - SUBSEQUENT EVENTS

Effective January 1, 2008, the Plan was amended to include the following material changes:

          o Employees (except those who have elected not to participate in the Plan) will be automatically enrolled with a deferral rate of 3% of the eligible employee's compensation.
          o The Employer matching contribution will be 100% of the first 1% and 50% of the next 5% of eligible pay.
          o Employees will be fully vested in employer matching contributions after two years of service.

          SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                         EIN NO: 06-0513860 PLAN NO: 006
                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN
                                December 31, 2007

                                                                Description of Investment -
                                                                  Including Maturity Date
                   Identity of Issue                                 Rate of Interest,                 Current
                      or Borrower                                  Par or Maturity Value                Value
--------------------------------------------------------------------------------------------------------------------

Equity Funds

Prudential Pooled Separate Accounts:*

    International Equity/Julius Baer                       288,042.3649 units of participation          $ 8,273,203
    Fidelity Equity-Income II Account                       96,035.7364 units of participation            6,746,308
    Dryden  S&P 500 Index Account                           44,238.6074 units of participation            3,894,884
    Mid Cap Value/Wellington Mgmt                          168,333.2169 units of participation            3,721,836
    Mid Cap Growth/Artisan Partners                        210,952.3613 units of participation            3,118,102
    Lifetime 40 Fund                                       152,496.7988 units of participation            2,734,592
    Small Cap Value/TS & W                                 130,092.4215 units of participation            2,639,802
    Small Cap Growth/TimesSquare                           100,189.1697 units of participation            2,591,148
    Large Cap Growth/Goldman Sachs                         182,654.9062 units of participation            2,442,509
    Oakmark Equity & Income Class 1                         65,874.4401 units of participation            2,200,598
    Lifetime 50 Fund                                       114,786.6153 units of participation            2,042,287
    Lifetime 20 Fund                                        75,971.5598 units of participation            1,408,711
    IFX LT Agg Growth Fund                                 115,383.5941 units of participation            1,217,001
    Large CP Value/LSV Asset Mgmt                           52,093.0472 units of participation            1,028,134
    Lifetime 30 Fund                                        47,025.6433 units of participation              865,462
    IFX LT Balanced Fund                                    34,649.1338 units of participation              364,977
    Lifetime 60 Fund                                        13,743.9691 units of participation              238,171
    IFX LT Conservative Fund                                18,573.3139 units of participation              195,437
    IFX LT Growth Fund                                      11,485.9720 units of participation              121,356
    IFX LT Inc & Equity Fund                                 7,513.8861 units of participation               78,925
                                                                                                   -----------------
                                                                                                         45,923,443

Fixed Income Funds

    Guaranteed Income Fund*                                755,136.5713 units of participation           21,732,563
    Corp Bond/BSAM Fund                                     38,887.3507 units of participation              665,734

Rogers Stock Fund

    Rogers Corporation* - Common Stock                              306,389.7723 shares                  13,288,125

Loan Fund

    Participant loans *                                   Participant loans, interest from 4.50%          1,439,330
                                                                         to 10.5%
                                                                                                   -----------------
                                                                                                       $ 83,049,195
                                                                                                   =================

* Indicates party-in-interest to the Plan.

Note: Cost information has not been included because all investments are participant directed.